

February 23, 2015

Via E-mail
Donald R. Fishback
Chief Financial Officer
Moog Inc.
400 Jamison Road
East Aurora, New York 14052-0018

> **Re: Moog Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2014**
> **Filed November 10, 2014**
> **Response dated February 17, 2015**
> **File No. 1-05129**

Dear Mr. Fishback:

We have reviewed your response letter dated February 17, 2015, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 21
Reviews for Impairment of Goodwill, page 22

1. We note the draft disclosures you provided in response to the comment in our letter dated February 3, 2015. Please expand the analysis provided for the Medical Devices reporting unit to provide the specific factors that are causing the fair value of this reporting unit to not be substantially in excess of the carrying value. Please also provide an analysis of the specific factors that management is monitoring that have the reasonable possibility of changing and could lead to a material impairment charge to the allocated goodwill. In this regard, your statement, "[t]he circumstances that would pose risk to the fair value of this reporting unit include lower than projected sales growth due to the delay of new product offerings, reduced market share or lower industry growth, as well as potential increases in our cost infrastructure" does not appear to be specific to the Medical Devices reporting unit.

Please provide us with the additional revisions you intend to include in your next periodic report.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief